Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Program Pendanaan Usaha Mikro dan Usaha Kecil

(Community Development Center)

Financial statements as of December 31, 2022

for year then ended

with independent auditors’ report

The original financial statements included herein are in Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

AND FOR THE YEAR THEN ENDED

************************

STATEMENTS OF SENIOR GENERAL MANAGER

REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS OF PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

DECEMBER 31, 2022 AND FOR THE YEAR ENDED - PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

(COMMUNITY DEVELOPMENT CENTER)

No: Tel.244/KU000/CDC-A1010000/2023

We, the undersigned:

Name	:	Hery Susanto
Office Address	:	Jl. Gatot Subroto Kav 52 Jakarta
Telephone	:	021-5202173
Position	:	Senior General Manager: Community Development Center

State that:

1.	We are responsible for the preparation and presentation of Financial Statements of Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”);
2.

Financial statements Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan as of December 31, 2022 and for the year then ended have been prepared and presented in accordance with Non-publicly- Accountable Financial Accounting Standards;

3.	a.	All information in the Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Financial Statements has been fully and correctly disclosed;
	b.	The Pendanaan Usaha Mikro dan Usaha Kecil Perusahaan Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;
4.	We are responsible for the CDC’s internal Control.

The Statement letter is made truthfully.

Jakarta, February 21, 2023

Senior General Manager CDC

/s/ Hery Susanto

Heri Susanto

NIK.740115

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00181/2.1032/AU.2/11/0687-6/1/II/2023

Indonesia Tbk

The Shareholders and Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pendanaan Usaha Mikro dan Usaha Kecil (Community Development Center)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Opinion

We have audited the accompanying financial statements of Program Pendanaan Usaha Mikro dan Usaha Kecil (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("CDC"), which comprise of statement financial position as of December 31, 2022, and the statements of comprehensive income, changes in net assets and cashflows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the CDC as of December 31, 2022, and its financial performance and cash flows for the year then ended, in accordance with Indonesian Non-Publicy Accountable Entities Financial Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants ("IICPA"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements paragraph of our report. We are independent of the CDC in accordance with the ethical requirements relevant to our audit of the financial statements in Indonesia, and we have fulfilled our other ethical responsibilities in accordance with such requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00181/2.1032/AU.2/11/0687-6/1/II/2023 (continued)

Other information

CDC's Management is responsible for the other information. Other information comprises the information included in the annual report year 2022 (the "Annual Report"). The Annual Report is expected to be made available to us after the date of this independent auditor's report.

Our audn opinion on the accompanying financial statements does not cover the Annual Report, and accordingly, we do not express any form of assurance on the Annual Report.

In connection with our audit of the accompanying financial statements, our responsibility is to read the Annual Report when it becomes available and, in doing so, consider whether the Annual Report is materially inconsistent with the accompanying financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate actions based on the applicable laws and regulations.

Responsibilities of CDC's management and those charged with governance for the financial statements

CDC's management is responsible for the preparation and fair presentation of such financial statements In accordance With Indonesian Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as CDC's management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00181/2.1032/AU.2/11/0687-6/1/II/2023 (continued)

Responsibilities of CDC's management and those charged with governance for the financial statements (continued)

In preparing the financial statements, CDC's management is responsible for assessing the CDC's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting, unless CDC's management either intends to liquidate the CDC or to cease its operations or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the CDC's financial reporting process.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor's report that includes our audit opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Standards on Auditing established by the IICPA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of such financial statements.

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00181/2.1032/AU.2/11/0687-6/1/II/2023 (continued)

Auditor's responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the I/CPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to such risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of the CDC's internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by CDC's management.

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00181/2.1032/AU.2/11/0687-6/1/II/2023 (continued)

Auditor's responsibilities for the audit of the financial statements (continued)

As part of an audit in accordance with Standards on Auditing established by the I/CPA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: (continued)

●	Conclude on the appropriateness of CDC's management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the CDC's abl/ity to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our independent auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our audit opinion. Our conclusion is based on the audit evidence obtained up to the date of our independent auditor's report. However, future events or conditions may cause the CDC to cease to continue as a going concern.
●	Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the CDC to express an audit opinion on the financial statements. We are responsible for the direction, supervision, and performance of the CDC audit. We remain solely responsible for our audit opinion.

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00181/2.1032/AU.2/11/0687-6/1/II/2023 (continued)

Auditor's responsibilities for the audit of the financial statements (continued)

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, Including any significant deficiencies in internal control that we identify during our audit.

Purwantono, Sungkoro & Surja

/s/ Agung Purwanto

Agung Purwanto

Public Accountant Registration No. AP.0687

February 21, 2023

Table of Contents	The original financial statements included here in are in the Indonesian language.

ROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

STATEMENT OF FINANCIAL POSITION FOR THE YEAR DECEMBER 31, 2022

(Expressed in Rupiah)

	Notes	December 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash and Cash Equivalents	2b,4	11,599,419,605	7,445,080,497
Loan to Foster Partners net of allowance for impairment losses of Rp84,929,581,437 (2021: Rp83,373,615,274)	2c,2d,5	293,000,450,534	276,896,678,393
Total Current Assets		304,599,870,139	284,341,758,890

Non Current Asset
Other Asset
Troubled Loan net of allowance for impairment losses of Rp289,951,899,219 (2021: Rp295,929,999,474)	2f,6	-	-
Total Non Current Assets		-	-
TOTAL ASSETS		304,599,870,139	284,341,758,890

LIABILITIES AND NET ASSETS
LIABILITIES
Current Liabilities
Payables and Other Current Liabilities	2i, 7	380,916,088	372,611,905
Overpayment of Installments	2h, 8	203,691,711	396,999,537
TOTAL LIABILITIES		584,607,799	769,611,442
NET ASSETS
Without Restrictions from Resource Provider	2j	304,015,262,340	283,572,147,448
With Restrictions from Resource Provider	2j	-	-
Total net assets		304,015,262,340	283,572,147,448
TOTAL LIABILITIES AND NET ASSETS		304,599,870,139	284,341,758,890

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF COMPREHENSIVE INCOME

For the Year ended December 31, 2022

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2022	2021
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUE
Loan Administration Service Income	9	15,482,696,576	9,559,461,619
Interest Income on	10	301,902,379	294,205,015
Other Income		46,014,976	28,660,546
TOTAL REVENUE		15,830,613,931	9,882,327,180
INCOME/(EXPENSES)
Recovery/(Allowance) for Impairment of Loan	5d	4,422,134,092	6,154,150,201
Other Income/(Expenses)		190,366,869	168,114,440
TOTAL EXPENSES		4,612,500,961	6,322,264,641
SURPLUS		20,443,114,892	3,560,062,539
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
OTHER COMPREHENSIVE INCOME		-	-
TOTAL COMPREHENSIVE INCOME		20,443,114,892	3,560,062,539

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF CHANGES IN NET ASSETS FOR YEAR DECEMBER 31, 2022

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2022	2021
NET ASSETS
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
Beginning balance		283,572,147,448	280,012,084,909
Surplus		20,443,114,892	3,560,062,539
Ending balance		304,015,262,340	283,572,147,448
Other comprehensive income		-	-
Total		304,015,262,340	283,572,147,448
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
TOTAL NET ASSETS		304,015,262,340	283,572,147,448

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2022

(Expressed in Rupiah)

	Year Ended December 31,
	2022	2021
OPERATING ACTIVITIES
Reconciliation of surplus (deficit) to net cash from operating activities
Surplus	20,443,114,892	3,560,062,539
Reconciliation:
(Reversal)/additional allowance for impairment of loans	4,422,134,092	6,154,150,201

Change in asset and liability
Loans to fosters partners	(11,681,638,049)	(5,875,563,464)
Overpayment of installments	193,307,826	237,720,533
Payables and other current liabilities	8,304,183	(2,209,369)
Accrued expenses	-	(541,750,000)
NET CASH FLOWS RECEIVED TO OPERATING ACTIVITIES	4,154,339,108	3,532,410,440
INCREASE IN CASH AND CASH EQUIVALENTS	4,154,339,108	3,532,410,440
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,445,080,497	3,912,670,057
CASH AND CASH EQUIVALENTS AT END OF YEAR	11,599,419,605	7,445,080,497

The accompanying notes form an integral part of these financial statements

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT

	a.	Establishment and General Information

Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors Number: 61/ PS150/ CTG-10/ 2003 regarding Organization of Pusat Pengelola Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Establishment. This company regulation has been amended several times, most recently with Decree of the Director of Human Capital Management Number: PR.202.60/ r.02/ HK200/ COP-A2000000/ 2021 dated November 25, 2021 regarding Organization of Community Development Center.

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 replaced the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which then is amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	a.	Establishment and General Information (continued)

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013, Minister of SOE issued PER-08/MBU/2013 regarding the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issued regulation No: PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replaced PER-05/MBU/2007.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 replaced the Decree of Minister of SOE No. PER-07/MBU/2015.

On December 19, 2016, Ministry of SOE issued PER-03/MBU/12/2016 as first amendments to Regulation of Ministry of SOE No: PER-09/MBU/07/2015.

On July 5, 2017, Ministry of SOE issued PER-02/MBU/07/2017 as second amendment to Ministry Regulation of SOE No: PER-09/MBU/07/2015.

On April 2, 2020, Ministry of SOE issued PER-02/MBU/04/2020 as third amendment to Ministry Regulation of SOE No: PER-09/MBU/07/2015.

On April 20, 2021, Ministry of SOE issued PER-05/MBU/04/2021 regarding Social and Environmental Responsibility Program (TJSL).

On September 15, 2022, Ministry of SOE issued PER-06/MBU/09/2022 regarding Social and Environmental Responsibility Program (TJSL)

CDC head office is located at Graha Merah Putih PT Telkom Indonesia (Persero) Tbk, Gatot Subroto Kav. 52 Jakarta. Community Development (“CD”) Regional and CD Witel is located in Telkom Regional Office and Telkom Wilayah Office (“Witel”) Telkom which spread all over Indonesia.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	b.	Primary Activities

One of CDC’s primary activities are financing and developing Micro and Small Business (SME) through Program Pendanaan UMK (PUMK).

	c.	Funding Resources

PUMK program fund resources is from budget which has been allocated by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk’s (Foster SOE) expenses and additional fund sourced from fund management activities.

	d.	Management Structures

Management structures of CDC as of December 31, 2022 and 2021 is as follows:

December 31,
	2022	2021
Senior General Manager	Hery Susanto	Hery Susanto
Supporting Management:
Senior Manager of Planning and Controlling	M. Wahyudi	M. Wahyudi
Senior Manager of Finance	Soni Galih Riadi	Soni Galih Riadi
Senior Manager of SME Empowerment Program - ad interim	M. Wahyudi	Romles Simanjuntak
Senior Manager of Social and Environment Empowerment	Suharsono	Suharsono
Senior Manager of Rumah BUMN	Bambang Febriansyah	Bambang Febriansyah

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	d.	Management Structure (continued)

B Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.703.00/ r.00/ HK200/ CDC-A1000000/2021 dated December,31 2021 where CDC is the TJSL Program Management Unit is supervised by the Director of Human Capital Management (HCM). As of December 31, 2022 and 2021, the Director of HCM of PT Telkom Tbk is Mr. Afriwandi.

Number of employees as of December 31, 2022 and 2021 are as follows:

	December 31,
	2022	2021
CDC Corporate	33	31

.
All employees are employees who earn salaries and other benefits from the Foster SOE so that the Employee Benefits (PSAK No. 24) is implemented by and charged to the Foster SOE.

Witholding and payment for income tax Article 21 of the Foster SOE’s employee who is assigned at CDC are performed by the Foster SOE.

	e.	Authorization of the Issuance of Financial Statement

The financial statements were completed and authorized for issuance by CDC’s Management on February 21, 2023.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles which are applied consistently in the preparation of the financial statements for year ended December 31, 2022 are as follows:

	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.
The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The financial reporting period of CDC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

	b.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan

Loan is initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment is based on Management’s evaluation on the collectibility of these loans.

Loan to Other Foster SOE or Distribution Partners represents loans given to TJSL unit or Distributing Partners as synergy form among TJSL’s units.

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners and Other Foster SOE or Distributing Partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than one year after reporting period.

The classification of loan based on its collectibility are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

ii.

Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan (continued)

The classification of loan based on its collectibility are as follows: (continued)

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

	d.	Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s CDC estimation of their collectibility.

CDC firstly determines whether there is objective evidence that there is impairment, individually for significat loan or collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loans are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that loss are recognised, are not included in the collective impairment evaluation.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	e.	Fixed Asset Not in Use

Fixed asset is recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed asset is depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

Asset type	Depreciation Rate	Useful Life
Computer	50%	2
Office equipment	50%	2

.
Fixed assets that can not be used or operated due to damaged or other reasons are classified as fixed assets not in use.

All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use.

As of December 31, 2022, acquisition cost of fixed assets not in use is Rp83,916,650 and net book value of fixed asset is zero.

In relation to fixed assets not in use with zero book value, SGM CDC has submitted a Letter No: Tel. 243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off TJSL Telkom Unit’s fixed assets. However, until the completion date of the financial statements, an approval has not been received.

	f.	Troubled Loan

Troubled loan represents loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off the troubled loan adhere to the Ministry of SOE’s regulations.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	g.	Accrued Expenses

Accrued expenses are expenses that must be paid by CDC which occur due to service received but no payment was made.

	h.	Overpayment of Installments

Overpayment of installments represents repayment from foster partners which exceeds its loan balance. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognized as Partnership Program Other Income, based on Decree of the Human Capital Management Director Number: PR.702.01.01/r.01/PR000/CDC-A1000000/ 2021 dated on April 1, 2021 regarding Operational Guidelines of Partnership Program and Community Development Program.

	i.	Payables and Other Current Liabilities

Payables and other current liabilities are recognized when transactions occur or when contract are completed and recognized based on transaction amount or contracts.

	j.	Net Assets

Net assets are classified into net assets without restrictions from resource provider and net assets with restrictions from resource provider.  Net assets with restrictions from resource provider represent assets that can only be utilized limited to spesific program purpose.  Net assets without restrictions from resource provider represent assets that can be utilized without being limited for specific purposes.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	k.	Revenue and Expense

Loan Administration Service Income

Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loan.

Interest income

Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expense

Expense is recognised as incurred.

Fostering partnership funds are recognized when the funds are distributed.

As implementation of PER-05/MBU/04/2021, Fostering Partnership Funds become part of the expense of the Foster SOE’s TJSL Program.

Taxation

Tax transactions in relation to CDC are charged to CDC and reported by the Foster SOE.

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

	a.	Judgements

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence on revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	a.	Judgements (continued)

Allowance for impairment of loan

If there is objective evidence that losses because of impairment have incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s loan quality status (Notes 5 and 6).

	b.	Estimations and Assumptions

Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize individual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

CDC also assesses the allowance for impairment loss collectively, grouped by the same loan risks, regardless requires individually identified of allowance, have higher uncollectible risk compares to loan provided to other foster partners. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectability.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	b.	Estimations and Assumptions (continued)

Allowance for impairment of loan is recognised based on the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 dan 6).

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	5,601,276,696	3,390,277,752
PT Bank Negara Indonesia (Persero) Tbk	3,301,996,025	4,054,802,745
PT Bank Syariah Indonesia (Persero) Tbk	2,696,146,884	-
Total Cash and Cash Equivalents	11,599,419,605	7,445,080,497

5.	LOAN TO FOSTER PARTNERS

	a.	Loan to Foster Partners Classified by CD Regional

	December 31,
	2022	2021
Loan to Foster Partners
CD Regional I Sumatera	78,869,801,420	76,436,317,366
CD Regional II DKI Jakarta & Banten	55,370,480,606	51,630,987,720
CD Regional III Jabar	37,392,543,608	35,632,061,349
CD Regional IV Jateng & DIY	47,494,822,387	45,264,017,160
CD Regional V Jatim & Madura	75,285,453,474	73,376,692,454
CD Regional VI Kalimantan	45,652,380,063	41,866,668,190
CD Regional VII Kawasan Timur Indonesia	37,864,550,413	36,063,549,428
Total	77,930,031,971	360,270,293,667
Allowance for Impairment of Loan	(84,929,581,437)	(83,373,615,274)
Total Loan to Foster Partners - Net	293,000,450,534	276,896,678,393

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
5.	LOAN TO FOSTER PARTNERS (continued)

	b.	Loan to Foster Partners Classified by Business Sector

	December 31,
	2022	2021
Trading	202,340,741,536	192,328,394,293
Industry	80,851,746,195	77,833,442,929
Service	59,171,986,477	56,037,409,262
Farming	11,995,501,388	11,357,901,320
Fishing	8,736,387,330	7,979,585,931
Agriculture	8,269,562,995	7,574,587,924
Plantation	4,161,211,880	3,808,826,540
Others	2,402,894,170	3,350,145,468
Total	377,930,031,971	360,270,293,667
Allowance for Impairment of Loan	(84,929,581,437)	(83,373,615,274)
Total Loan to Foster Partners - Net	293,000,450,534	276,896,678,393

Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

Included in loans to foster partner is balance of additional loans. Additional loans are distributed to finance the short-term funding requirements for the business operations.

c.	Loan Administration Service Income

Since 2008, the percentage of administration service income of loan for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministry No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

Based on PER-09/MBU/07/2015 dated July 3, 2015, administration service income was determined by 6% per annum from the opening balance of the loan.

After implementation of PER-02/MBU/07/2017 dated July 5, 2017, administration service income was determined by 3% per annum from the opening balance of the loan.

Based on PER-05/MBU/04/2021 dated April 20, 2021, administration service income was determined by 6% per annum.

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

	c.	Loan Administration Service Income (continued)

Based on PER-06/MBU/09/2022 dated September 15, 2022, administration service income was determined by 3% per annum from the opening balance of the loan.

	d.	Allowance for Impairment of Loan to Foster Partners

Movement of allowance for impairment of loan is as follow:

	December 31,
	2022	2021
Beginning balance	83,373,615,274	124,569,408,120
Additional	10,902,288,650	62,350,505,930
Reversal	(4,278,571,317)	(46,490,504,333)
Reclassification as troubled loan	(5,067,751,170)	(57,055,794,443)
Ending Balance	84,929,581,437	83,373,615,274

December 31, 2022
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Expense (Recovery) Allowance
Foster Partners
Collective assessment
Current	< 30 days	272,931,204,899	0.64%	1.733.220.983	(1.102.643.915)
Substandard	> 30 days ≤ 180 days	17,224,907,352	6.70%	1.154.332.749	(1.298.368.754)
Doubtful	> 180 days ≤ 270 days	6,555,940,180	12.57%	824.048.165	(1.877.558.648)
Loss	> 270 days	81,207,661,205	100.00%	81.207.661.205	5.834.537.480
Sub total		377,919,713,636		84.919.263.102	1.555.966.163
Troubled
Foster Partner		280,731,693,036	100.00%	280.731.693.036	(5.951.650.255)
Other Foster SOE/ Distributing Partners		9,220,206,183	100.00%	9.220.206.183	(26.450.000)
Sub total		289,951,899,219		289.951.899.219	(5.978.100.255)
Individual assessment Additional Loan Foster Partners Substandard
Substandard		10,318,335	100.00%	10.318.335	-
Total		667,881,931,190		374.881.480.656	(4.422.134.092)

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

.
5.	LOAN TO FOSTER PARTNERS (continued)

	d.	Allowance for Impairment of Loan to Foster Partners (continued)

December 31, 2021
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Expense (Recovery) Allowance
Foster Partners
Collective assessment
Current	< 30 days	251,133,632,662	1.13%	2,835,864,898	1,715,384,658
Substandard	> 30 days < 180 days	19,966,897,402	12.28%	2,452,701,503	1,475,933,369
Doubtful	> 180 days < 270 days	13,786,321,543	19.60%	2,701,606,812	2,103,394,196
Loss	> 270 days	75,373,123,726	100.00%	75,373,123,726	(46,500,823,404)
Sub total		360,259,975,332		83,363,296,939	(41,206,111,181)
Troubled
Foster Partner		286,683,343,291	100.00%	286,683,343,291	47,350,443,047
Other Foster SOE/ Distributing Partners		9,246,656,183	100.00%	9,246,656,183	(500,000)
Sub total		295,929,999,474		295,929,999,474	47,349,943,047
Individual assessment Additional Loan Foster Partners
Loss		10,318,335		10,318,335	10,318,335
Total		656,200,293,141		379,303,614,748	6,154,150,201

.
6.	OTHER ASSET

Troubled Loan to Foster Partners Classified by CD Regional

As of December 31, 2022 and 2021, the troubled loan which classified per CD Regional is as follow:

	December 31,
	2022	2021
CD Regional I Sumatera	61,593,873,574	63,714,943,461
CD Regional II DKI Jakarta & Banten	40,391,500,941	41,801,966,503
CD Regional III Jabar	46,951,230,032	45,798,422,935
CD Regional IV Jateng and DIY	23,997,654,788	24,544,425,328
CD Regional V Jatim and Madura	45,974,823,576	48,195,049,801
CD Regional VI Kalimantan	28,128,613,103	28,725,805,721
CD Regional VII Kawasan Timur Indonesia	33,693,997,022	33,902,729,542

CD Corporate
PT Sang Hyang Seri (“SHS”)	7,602,387,468	7,627,387,468
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,617,818,715	1,619,268,715

Total	289,951,899,219	295,929,999,474
Allowance for Impairment of Troubled Loan	(289,951,899,219)	(295,929,999,474)
Troubled Loan Distribution - Net	-	-

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

6.	OTHER ASSET (continued)

Troubled Loan to Foster Partners Classified by CD Regional

Movement of allowance for impairment of troubled loan is as follow:

	December 31,
	2022	2021
Beginning balance	295,929,999,474	248,580,056,427
Additional	5,067,751,170	57,055,794,443
Reversal	(11,045,851,425)	(9,705,851,396)
Ending balance	289,951,899,219	295,929,999,474

.
CDC has submited a letter No. Tel.03/KU 000/CDC-A1000000/2023 on January 17, 2023 to Ministry of SOE to propose Written off of Troubled Loans until December 31, 2022 amounting to Rp289,951,899,219.

7.	PAYABLES AND OTHER CURRENT LIABILITIES

As of December 31, 2022 and 2021, this account represents incidental deposit.

.
8.	OVERPAYMENT OF INSTALLMENTS

	December 31,
	2022	2021
Beginning Balance (Refund to foster partners)	396,999,537	159,279,004
Additional	43,480,772	328,385,968
Refund	(236,788,598)	(90,665,435)
Ending Balance	203,691,711	396,999,537

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

9.	LOAN ADMINISTRATION SERVICE INCOME

	Year ended December 31,
	2022	2021
CD Regional I Sumatera	3,043,107,021	1,970,401,968
CD Regional II DKI Jakarta and Banten	2,355,986,902	1,411,663,557
CD Regional III Jabar	1,389,465,716	847,352,661
CD Regional IV Jateng and DIY	1,994,521,838	1,321,872,364
CD Regional V Jatim and Madura	2,915,537,163	1,907,598,206
CD Regional VI Kalimantan	2,189,135,166	1,208,978,706
CD Regional VII Kawasan Timur Indonesia	1,594,942,770	891,594,157
Total	15,482,696,576	9,559,461,619

10.	INTEREST INCOME

As of December 31, 2022 and 2021, this account represents interest income from current account.

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The relationship and nature of account balances/transactions with related parties were as follows:

Relation	Related parties	Transactions
Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk.	Fostering partnership expenses
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Syariah Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONTINUED)

The relationship and nature of account balances/transactions with related parties were as follows:(continued)

The details of accounts and significant transactions with related parties are as follows:

	December 31,
	2022	2021
Assets
Cash and Cash Equivalents (Note 4)
Cash in banks
PT Bank Mandiri (Persero) Tbk.	5,601,276,696	3,390,277,752
PT Bank Negara Indonesia (Persero) Tbk.	3,301,996,025	4,054,802,745
PT Bank Syariah Indonesia (Persero) Tbk.	2,696,146,884	-
	11,599,419,605	7,445,080,497

Loan to Other Foster SOE or Distributing Partners (Note 6)
PT Sang Hyang Seri (Persero)	7,602,387,468	7,627,387,468
Allowance for Impairment of Troubled Loan	(7,602,387,468)	(7,627,387,468)
Total loan	-	-
Total assets in affiliated parties	11,599,419,605	7,445,080,497
Total assets	304,599,870,139	284,341,758,890
As percentage to total assets	3.81%	2.62%

Table of Contents	The original financial statements included here in are in the Indonesian language.

PROGRAM PENDANAAN USAHA MIKRO DAN USAHA KECIL

(COMMUNITY DEVELOPMENT CENTER)

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022 and For the Year Ended

(Expressed in Rupiah)

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONTINUED)

	December 31,
	2021	202
Revenues
Interest from Current Account
PT Bank Negara Indonesia (Persero) Tbk,	221,034,470	96,045,980
PT Bank Mandiri (Persero) Tbk,	85,875,409	198,159,035
PT Bank Syariah Indonesia (Persero) Tbk.	(5,007,500)	-
Total interest from deposit and current account	301,902,379	294,205,015
Total revenues from related parties	301,902,379	294,205,015
Total revenue	15,830,613,931	9,882,327,180
As percentage to total revenue	1.91%	2.98%

12.	STATEMENT OF CASH FLOWS - DIRECT METHOD

	Year ended December 31,
	2022	2021
OPERATING ACTIVITIES
Loan repayments from foster partners	226,749,898,042	217,575,755,118
Payable payment	(372,611,905)	(374,821,274)
Receipt from loan administration service	15,236,139,190	9,409,437,016
Interest income	301,902,379	294,205,015
Fund transferred tofoster partners	(237,524,200,000)	(223,281,500,000)
Fostering partnership funds	-	(3,165,978,773)
Refund of fostering partnership funds	-	3,165,978,773
Refund to foster partners	(236,788,598)	(90,665,435)
NET CASH FLOWS RECEIVED TO OPERATING ACTIVITIES	4,154,339,108	3,532,410,440
INCREASE IN CASH AND CASH EQUIVALENTS	4,154,339,108	3,532,410,440
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,445,080,497	3,912,670,057
CASH AND CASH EQUIVALENTS AT END OF YEAR	11,599,419,605	7,445,080,497